UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
Amendment No. 1

SUCAMPO PHARMACEUTICALS, INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

864909106

(CUSIP Number)

DECEMBER 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

Check the following box if a fee is being paid with this statement.  ☐

CUSIP No.: 864909106

(1)	Name of Reporting Person I.R.S. Identification No. of Above Person S&R TECHNOLOGY HOLDINGS, LLC 52-2242847

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 29,785,952(1)

(6) Shared Voting Power 0

(7) Sole Dispositive Power 29,785,952(1)

(8) Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,785,952(1)

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row (9) 71.2%

(12)	Type of Reporting Person OO

(1) Includes 26,191,050 shares of Class B Common Stock of the issuer.  Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock without further consideration.  Also includes 2,485,150 shares of Class A Common Stock owned by R-Tech Ueno, Ltd. (“R-Tech”).   S&R Technology Holdings, LLC is R-Tech’s largest shareholder, owning 16,370 shares, or 33.26%, of R-Tech’s capital stock as of the date of this filing.  R-Tech acquired these shares before the initial public offering of Sucampo Pharmaceuticals, Inc.  Voting and dispositive power with respect to the shares owned by R-Tech is held by its board of directors.  S&R disclaims beneficial ownership of these shares.

Item 1(a).	Name of Issuer SUCAMPO PHARMACEUTICALS, INC.(2)
Item 1(b).	Address of Issuer’s Principal Executive Offices 4520 EAST-WEST HIGHWAY SUITE 300 BETHESDA, MD 20814

Item 2(a).	Name of Person Filing S&R TECHNOLOGY HOLDINGS, LLC
Item 2(b).	Address of Principal Business Office or, if none, Residence 7501 WISCONSIN AVENUE SUITE 600 BETHESDA, MD 20814-6519
Item 2(c).	Citizenship DELAWARE
Item 2(d).	Title of Class of Securities CLASS A COMMON STOCK
Item 2(e).	CUSIP No. 864909106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
NOT APPLICABLE

(2) Sucampo Pharmaceuticals, Inc. (the “Issuer”) is the successor to Sucampo Pharma Americas, Inc., a Delaware corporation formerly named Sucampo Pharmaceuticals, Inc., for purposes of filings under Section 13(d) of the Securities Exchange Act of 1934, as amended, as a result of a reorganization into a holding company structure.  In the reorganization the Issuer became the new parent holding company of Sucampo Pharma Americas, Inc.

Item 4.	Ownership
(a) Amount beneficially owned: 29,785,952(3)
(b) Percent of class: 71.2%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 29,785,952(3)
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 29,785,952(3)
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class
NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group
NOT APPLICABLE

Item 9.	Notice of Dissolution of Group
NOT APPLICABLE

(3) See footnote 1 on the cover page to this schedule.

Item 10.	Certifications
NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010	S&R TECHNOLOGY HOLDINGS, LLC

	By:	/s/ Sachiko Kuno
	Name:	Sachiko Kuno